BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

November 2, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Montréal, September 7,* – Organizational Change at Bombardier Aerospace
- *Montréal, September 23, 2005* – Bombardier Announces the Closing of a Regional Aircraft Financing Structure
- *Toronto, October 11, 2005* - Bombardier Concludes 22 Aircraft Deal with SkyWest
- *Toronto, October 19, 2005* – Horizon Air Signs for 12 Bombardier Q400 Airliners
- *Montréal, October 21, 2005* – Bombardier *CSeries:* Project Evaluation Continues
- *Querétaro, Mexico, October 26, 2005* – Bombardier Aerospace Establishes Manufacturing Capability in Querétaro, Mexico

- *Montréal, October 28, 2005* – Bombardier Aerospace Will Temporarily Suspend Production of its 50-Passenger *CRJ200* Regional Jet

BOMBARDIER TRANSPORTATION

- *Montréal, August 5, 2005* – ÖBB Expands its Bombardier Talent Train Fleet With 60 New Trains Valued at 237 Million Euros
- *Ottawa, September 9, 2005* – Bombardier and the China Ministry of Railways Extend Cooperation One Step Further
- *Montréal, September 27, 2005* – Bombardier Receives Additional Order from NJ Transit For 131 Multi-Level Commuter Cars
- *Montréal, October 5, 2005* – Bombardier Receives $145 Million US Order in Spain for High-Speed Trains and Power Heads

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood